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                          November 10, 2022

       Amir Moftakhar
       Chief Financial Officer
       ESS Tech, Inc.
       26440 SW Parkway Ave., Bldg. 83
       Wilsonville, Oregon 97070

                                                        Re: ESS Tech, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2022
                                                            File No. 333-268138

       Dear Amir Moftakhar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Christoph Luschin